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12014503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49000

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Greenhill & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Park Avenue, 23rd Floor
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harold J. Rodriguez, Jr. **212-389-1500**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Scott L. Bok, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Greenhill & Co., LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Scott L. Bok
Signature

Chief Executive Officer
Title

Notary Public

DANA ROSALES
Notary Public, State of New York
No. 01RO6059690
Qualified in New York County
Commission Expires August 29, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Greenhill & Co., LLC
(A Wholly-owned Subsidiary of Greenhill & Co., Inc.)
December 31, 2011
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Greenhill & Co., LLC

Statement of Financial Condition

December 31, 2011

Contents

Ernst & Young
Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Member
Greenhill & Co., LLC

We have audited the accompanying statement of financial condition of Greenhill & Co., LLC (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Greenhill & Co., LLC at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2012

Greenhill & Co., LLC

Statement of Financial Condition

December 31, 2011

Assets	
Cash and cash equivalents	$ 20,601,601
Advisory fees receivable, net of allowance for doubtful accounts of $0.1 million	28,466,658
Due from affiliates	7,945,490
Other assets	471,541
Total assets	$ 57,485,290
Liabilities and Member's capital	
Compensation payable	$ 11,832,330
Accounts payable and accrued expenses	1,504,874
Due to affiliates	29,404
Total liabilities	13,366,608
Member's capital	44,118,682
Total liabilities and Member's capital	$ 57,485,290

See accompanying notes.

Note 1 - Organization

Greenhill & Co., LLC ("G&Co" or the "Company"), a wholly-owned subsidiary of Greenhill & Co., Inc. ("Parent"), is a registered broker-dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulation Authority ("FINRA"). The Company is also registered as a municipal advisor with the Securities and Exchange Commission and the Municipal Securities Rulemaking Board. The Company, a New York limited liability company, is engaged in the investment banking business providing advisory services to corporations, institutions and governments in connection with mergers, acquisitions, restructuring and similar corporate finance matters, as well as private equity and real estate advisory services. The Company has offices in New York, Chicago, Dallas, Houston, Los Angeles and San Francisco.

Note 2 - Summary of Significant Accounting Policies

Basis of Financial Information

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"), which require management to make estimates and assumptions regarding future events that affect the amounts reported in the statement of financial condition and these footnotes, compensation accruals and other matters. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

The Company held cash and cash equivalents on deposit with financial institutions of $20.6 million as of December 31, 2011. The Company considers all highly liquid investments with a maturity date of three months or less, when purchased, to be cash equivalents. At December 31, 2011, the carrying value of the Company's cash equivalents amounted to $10,193 which approximated fair value, and are included in total cash and cash equivalents.

The Company maintains its cash and cash equivalents with financial institutions with high credit ratings. The Company maintains deposits in federally insured financial institutions in excess of federally insured (FDIC) limits. Management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Note 2 - Summary of Significant Accounting Policies (continued)

Advisory Fees Receivables

Receivables are stated net of an allowance for doubtful accounts. The estimate for the allowance for doubtful accounts is derived by the Company by utilizing past client transaction history and an assessment of the client's creditworthiness. Advisory fees receivables were stated net of an allowance for doubtful accounts of $0.1 million at December 31, 2011.

Included in the total advisory fee receivable balance at December 31, 2011 were $21.3 million of long term receivables related to private equity and real estate capital advisory engagements which are generally paid in installments over a period of three years.

Restricted Stock Units

During the year, the Parent issued restricted stock to employees of the Company. As the Parent expenses the awards, the restricted stock units recognized are recorded in the Parent's equity and then allocated to each subsidiary based upon the actual value of the awards granted to Company employees. See "Note 5 – Restricted Stock Units".

Note 3 - Related Party Transactions

G&Co is an affiliate of Greenhill Aviation Co., LLC ("GAC"). GAC owns and operates an aircraft, which is used for the exclusive benefit of the Company's employees and their immediate family members. GAC is a wholly-owned subsidiary of the Parent. At December 31, 2011, the Company had receivables of $6.4 million from GAC related to the operation of the corporate aircraft which provides services to employees of the Company. These receivables are included in due from affiliates in the statement of financial condition. Intercompany transactions with GAC will be settled upon the sale of the aircraft.

At December 31, 2011, the Company had receivables from other affiliates of $1.5 million, which primarily relate to general administrative and operating business expenses paid for by the Company on the respective affiliate's behalf. These receivables are included in due from affiliates in the statement of financial condition.

At December 31, 2011, the Company had payables of $29,404 to other affiliates related to general administrative and operating business expenses. These payables are included in due to affiliates in the statement of financial condition.

Intercompany transactions with affiliates are generally settled regularly throughout the year.

Note 4 - Income Taxes

The Company's Parent is a corporate taxpayer. The Company continues to be a limited liability company which is wholly-owned by the Parent and accordingly, is disregarded for income tax purposes. The Company determined that there was no requirement to accrue any liabilities pursuant to the recognition guidance related to uncertain tax positions.

Note 5 - Restricted Stock Units

The Company participates in an equity incentive plan of the Parent, to motivate its employees and allow them to participate in the ownership of its stock. Under the equity incentive plan, restricted stock units, which represent a right to future payment equal to one share of the Parent's common stock, may be awarded to employees. Awards granted under the plan generally vest ratably over a period of five years beginning on the first anniversary of the grant date or in full on the fifth anniversary of the grant date. To the extent the restricted stock units are outstanding at the time a dividend is paid on the common stock, a dividend equivalent amount is paid to the holders of the restricted stock units. In the event that the holder's employment is terminated under circumstances in which units awarded under the plan are forfeited, beginning with awards granted in 2009, any dividend equivalent payments related to such forfeiture, which are unvested for accounting purposes, are required to be repaid to the Company.

Restricted stock units are issued to employees under the equity incentive plan primarily in connection with its annual bonus awards and compensation agreements for new hires.

For the year ended December 31, 2011 the Company was allocated a non-cash charge of $25.2 million for expenses incurred in conjunction with restricted stock units awarded by the Parent, which has been included as a charge to deemed contribution to Member's capital.

Note 6 - Member's Capital

The Company makes periodic cash distributions, subject to net capital requirements and working capital needs, to its Parent. During 2011, the Company distributed $55.5 million to the Parent.

Note 7 - Retirement Plan

The Company participates in a qualified defined contribution plan (the "Retirement Plan") that provides retirement benefits in return for service. The Retirement Plan is sponsored by the Parent

Note 7 - Retirement Plan (continued)

and covers all eligible employees of the Company. The assets of the Retirement Plan are invested in various equity based mutual funds and money market funds and are allocable to each participant.

The Retirement Plan provides for both employee contributions in accordance with Section 401(k) of the Internal Revenue Code, and employer discretionary profit sharing contributions, subject to statutory limitations. Participants may contribute up to 50% of eligible compensation, as defined. The Parent provides matching contributions up to $1,000 per employee. At December 31, 2011, there was $0.2 million related to contributions due to the Retirement Plan included in compensation payable in the statement of financial condition.

Note 8 - Commitments and Contingencies

The leases for the Company's primary office space are maintained by the Parent. Under an expense sharing arrangement, the Company records its allocated portion of the lease payments. The Company has entered into various operating leases for other office space and office equipment.

As of December 31, 2011, the approximate aggregate minimum future rental payments for the leases held by the Company and its portion of the lease payments allocated by the Parent were as follows:

2012	$ 9,411,712
2013	9,163,884
2014	8,999,392
2015	9,041,301
2016	9,341,780
Thereafter	34,968,213
Total	$ 80,926,282

Total future commitments have not been reduced by approximately $4.7 million in minimum sublease rentals due during the period 2012 to 2015 under a noncancelable sublease from GCP Capital Partners Holdings LLC ("GCP Capital"), an entity principally owned by former employees of the Parent, which is independent of the Company. The sublease may be terminated at GCP Capital's option in April 2013.

Note 8 - Commitments and Contingencies (continued)

The Company is involved in certain legal proceedings arising in the ordinary course of its business. The Company is unable to estimate any maximum payout which may be required to be made in respect of such litigation.

Management believes it is unlikely that the Company will have to make any material payments in connection with such litigation.

Note 9 - Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital requirements under Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Rule requires the Company to maintain a minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined in the Rule. As of December 31, 2011, the Company's net capital was $7.2 million, which exceeded its requirement by $6.3 million. The Company's aggregate indebtedness to net capital ratio was 1.85 to 1.

Certain distributions and other capital withdrawals are subject to certain notifications and restriction provisions of the Rule.

Note 10 - Subsequent Events

Management of the Company has evaluated subsequent events through the date on which the statement of financial condition is issued.

Ernst & Young LLP

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